[redacted]

09059751

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MISSISSIPPI (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601)354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 REGIONS PLAZA (Address) JACKSON (City) MISSISSIPPI (State) 39201

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 15735 ANN F. PITTMAN Commission Expires Aug. 14, 2012 RANKIN COUNTY

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE
MICHAEL H. GLADNEY

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 26, 2009

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

		December 31, 2008	December 31, 2007
CASH AND CASH EQUIVALENTS	$	744,999	1,662,529
RECEIVABLE FROM & DEPOSITS WITH CLEARING BROKER		61,240	168,144
OTHER ACCOUNTS RECEIVABLE		178,562	153,555
RECOVERABLE INCOME TAXES - Note 4		209,862	-
DEFERRED INCOME TAXES - Note 4		7,963	-
PREPAID EXPENSES		11,686	58,054
INVESTMENTS:			
Partnership interests - Note 8		214,906	316,152
Equity securities		20,955	44,625
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $352,891 in 2008 and $405,727 in 2007 - Note 1		28,250	217,218
	$	1,478,423	2,620,277

LIABILITIES AND STOCKHOLDERS' EQUITY

		2008	2007
LIABILITIES:			
Accounts payable	$	21,757	116,714
Accrued expenses		224,669	549,571
Income taxes payable - Note 4		-	133,332
Note payable - Note 3		-	150,050
Deferred income taxes - Note 4		25,480	119,759
Total liabilities		271,906	1,069,426
STOCKHOLDERS' EQUITY:			
Common stock, $.01 par value; 1,000,000 shares authorized, 120,000 shares issued and outstanding - Note 6		1,200	1,200
Paid-in capital		182,256	182,256
Retained earnings		1,023,061	1,367,395
Total stockholders' equity		1,206,517	1,550,851
	$	1,478,423	2,620,277

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2008	2007
REVENUE:		
Commissions	$ 6,013,800	11,609,815
Investment income:		
Interest	20,311	28,851
Realized and unrealized gain (loss) on investments	(3,206)	85,048
Income (loss) from partnership investments - Note 8	(101,246)	74,064
Other income	10,468	5,136
	5,940,127	11,802,914
EXPENSES:		
Compensation and related expenses	4,640,825	8,047,006
Brokerage and clearing fees	629,582	1,534,414
Occupancy and management services	334,716	434,787
Communications	65,086	77,856
Quote services	275,560	267,923
Depreciation expense	64,095	68,756
Other operating expenses	470,032	613,521
	6,479,896	11,044,263
INCOME (LOSS) BEFORE INCOME TAXES	(539,769)	758,651
INCOME TAX EXPENSE (CREDIT) - Note 4:		
Current portion	(93,194)	284,569
Deferred portion	(102,241)	176
	(195,435)	284,745
NET INCOME (LOSS)	$ (344,334)	473,906

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

		Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2007	$	1,200	182,256	893,489	1,076,945
Net income for year		-	-	473,906	473,906
BALANCES, DECEMBER 31, 2007		1,200	182,256	1,367,395	1,550,851
Net loss for year		-	-	(344,334)	(344,334)
BALANCES, DECEMBER 31, 2008	$	1,200	182,256	1,023,061	1,206,517

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

		Years Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$	(344,334)	473,906
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation expense		64,095	68,756
Receipt of restricted stock		-	(44,625)
Unrealized loss on equity securities		23,670	-
(Income) loss from investment partnerships		101,246	(74,064)
Deferred income taxes		(102,242)	176
(Increase) decrease in operating assets:			
Receivable from and deposits with clearing broker		106,904	(92,943)
Other accounts receivable		115,895	(138,053)
Recoverable income taxes		(209,862)	-
Prepaid expenses		46,368	(47,224)
Increase (decrease) in operating liabilities:			
Income taxes payable		(133,332)	98,179
Accounts payable and accrued expenses		(419,859)	(131,602)
Net cash provided (used) by operating activities		(751,451)	112,506
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of furniture and equipment		(16,029)	(35,399)
Net cash used by investing activities		(16,029)	(35,399)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on notes payable		(150,050)	(25,000)
Net cash used by financing activities		(150,050)	(25,000)

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

		Years Ended December 31, 2008	2007
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	(917,530)	52,107
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1,662,529	1,610,422
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	744,999	1,662,529
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$	4,224	9,689
Income taxes	$	250,000	190,706
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Accrual of proceeds from sale of furniture and equipment	$	140,902	-

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through another broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Marketable securities are valued at fair value. Gains and losses on investment securities include both realized and unrealized amounts.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over five to seven years, the estimated useful lives of the assets.

Income Taxes

The Company utilizes SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

Reclassifications

Certain amounts in the 2007 financial statements have been restated to conform with the classifications adopted in 2008.

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC insurance limit.

Securities transactions of customers are introduced to and cleared through a clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - NOTE PAYABLE

Note payable was as follows as of December 31, 2008 and 2007:

	2008	2007
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $12,500 to be applied to principal and interest at 5.5%. The final payment of principal and interest was due and payable on July 15, 2008.	$ -	150,050

NOTE 4 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

NOTE 4 - INCOME TAXES - CONTINUED:

		2008	2007
CURRENT INCOME TAXES:			
Federal income tax expense (credit)	$	(85,503)	246,424
State income tax expense (credit)		(7,691)	38,145
		(93,194)	284,569
DEFERRED INCOME TAXES RELATED TO:			
Depreciation		(60,508)	(11,200)
Unrealized gain (loss) on investments		(33,770)	11,376
Contribution carryforward		(7,963)	-
		(102,241)	176
Total income tax expense (credit)	$	(195,435)	284,745

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

		2008	2007
DEFERRED TAX ASSET:			
Contribution carryforward	$	7,963	-
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(8,789)	(69,297)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(16,691)	(50,462)
		(25,480)	(119,759)
Net deferred tax liability	$	(17,517)	(119,759)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008 the Company had net capital of $574,482, which was $474,482 in excess of its required net capital of $100,000. At December 31, 2007, the Company had net capital of $881,006 which was $781,006 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .31 to 1 and 1.08 to 1 at December 31, 2008 and 2007, respectively.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 7 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2008 and 2007.

NOTE 8 - RELATED PARTIES

The Company occupies an office building owned by a separate company that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2008 and 2007 was $123,410 annually.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited

NOTE 8 - RELATED PARTIES - CONTINUED:

partnership, Tricolor Partners, Inc., that also invested funds in marketable securities in June 2004. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2008	2007
Balance per capital accounts at beginning of year	$	316,152	242,088
Allocable share of partnership income (loss) for the year		(101,246)	74,064
Capital balances at end of year	$	214,906	316,152

NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 8). The Company also leased office space under an operating lease that was terminated during 2008. There are no future minimum lease payments under non-cancellable operating leases at December 31, 2008.

NOTE 10 - CONCENTRATIONS

For the years ended December 31, 2008 and 2007, no single customer generated more than 10% of the Company's commission revenue.

During September, 2008 a group of employees that comprised the Company's Louisiana office left the employment of the Company. These individuals were responsible for producing approximately 56% and 78% of the Company's commission revenue in 2008 and 2007, respectively. The Company immediately realized a corresponding reduction in operating cost. Management does not believe that the loss of this commission revenue will have any material adverse effect on the future operations of the Company.

This group of employees owns controlling interest in an entity that owns fifty percent of the outstanding stock of the Company. A determination regarding the possible sale or disposition of the stock has not been made. Neither the Company nor any of its other shareholders are required to purchase the outstanding shares.

NOTE 11 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 1,200
Additional paid-in capital		182,256
Retained earnings		1,023,061
Deferred income taxes		25,480
		1,231,997
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	28,250	
Non-public partnership interest	214,906	
Receivables from non-customers	178,562	
Recoverable income taxes	209,862	
Prepaid expenses	11,686	
Deferred income taxes	7,963	
		651,229
Net capital before haircuts on securities positions		580,768
Less: Haircuts		6,286
Net capital		574,482
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	246,426	
MINIMUM CAPITAL REQUIREMENTS		
(6.67% of $246,426 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 474,482
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.43 to 1

COKER & PALMER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008):

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	800,529
Increase in accounts payable and accrued expenses		(219,763)
Haircut on equity securities		(6,286)
Rounding		2
Net capital as computed above	$	574,482

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2008

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE
MICHAEL H. GLADNEY

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reed Burkes & Calhoun PLLC

February 26, 2009